Exhibit 99.2

YM BIOSCIENCES INC.
PROXY FOR THE HOLDERS OF COMMON SHARES

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on November 28, 2006

This proxy is solicited by management of the Corporation.

The undersigned shareholder of YM BioSciences Inc. (the “Corporation”) hereby appoints David G.P. Allan, or failing him, Len Vernon, OR INSTEAD OF EITHER OF THE FOREGOING,       as the nominee of the undersigned to attend and act for and on behalf of the undersigned at: (i) the annual and special meeting of the shareholders of the Corporation to be held on the 28th day of November 2006, and (ii) at a meeting of shareholders to be held on December 13, 2006 with respect to item 7 of this Proxy; and at any adjournment or adjournments thereof:

1. VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of James Barrett to serve on the Corporation’s Board of Directors as a Class I director for a two-year term ending at the annual meeting to be held in 2008.

2. VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Mark Entwistle to serve on the Corporation’s Board of Directors as a Class II director for a three-year term ending at the annual meeting to be held in 2009.

3. VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Henry Friesen to serve on the Corporation’s Board of Directors as a Class II director for a three-year term ending at the annual meeting to be held in 2009.

4. VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Gail Schulze to serve on the Corporation’s Board of Directors as a Class II director for a three-year term ending at the annual meeting to be held in 2009.

5. VOTE ________ or WITHHOLD FROM VOTING ______ FOR the election of Gilbert Wenzel to serve on the Corporation’s Board of Directors as a Class II director for a three-year term ending at the annual meeting to be held in 2009.

6. VOTE FOR ______________or WITHHOLD FROM VOTING ___________ in favour of the appointment of KPMG LLP as the auditors and in authorizing the directors to fix the remuneration of the auditors as set out in the accompanying Circular.

7. VOTE FOR ______________or AGAINST ___________ the special resolution attached as Schedule “C” in the accompanying Circular approving the amendments to the Corporation’s articles of association to eliminate the classification of the Corporation’s Board of Directors.

8. Such other business as may properly come before the meeting.

DATED the    day of    , 2006.

Number of Common Shares _________________________

Signature of Shareholder: ___________________________

Name: ___________________________(Please print clearly)

NOTES:
1. A shareholder has the right to appoint a person to represent him or her and to attend and act for him or her on his or her behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his or her nominee in the space provided above for that purpose.
2. In the event that no specification has been made with respect to voting or withholding from voting in the election of directors, the appointment of auditors and authorizing the directors to fix the remuneration of the auditors, and the special resolution approving the amendment to the Corporation’s articles of association to eliminate the classification of the Corporation’s Board of Directors, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.
3. If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.
If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.
In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Non-Registered Holders” in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.
All holders of shares should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.
4. To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 721, Agincourt, Ontario M1S 0A1 on or before November 24, 2006 or, if the meeting is adjourned, 24 hours, (excluding Saturdays and holidays) before any adjourned meeting. Proxies may also be faxed to CIBC Mellon Trust Company at (416) 368-2502.
5. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.